November 13, 2023

VIA EDGAR

Tracey Houser

Jeanne Baker

Conlon Danberg

Lauren Nguyen

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nocturne Acquisition Corporation Amendment No. 1 to Registration Statement on Form S-4 Filed October 4, 2023

File No. 333-273986

Dear Mr. Newberry:

This letter is in response to the comments of the staff of the United States Securities and Exchange Commission (the “Staff”) contained in your letter dated October 27, 2023, regarding the Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”), which was filed by Nocturne Acquisition Corporation (the “Company”) with the United States Securities and Exchange Commission (the “Commission”) on October 4, 2023.

The Company has filed today Amendment No. 2 to the Registration Statement (“Amendment No. 2”) together with this letter via EDGAR correspondence. For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter in italicized type, and which is followed by the Company’s response. Unless otherwise indicated, all page references in the responses are to page numbers in Amendment No. 2. Capitalized terms used herein but not defined shall have the meanings ascribed to them in Amendment No. 2.

Ms. Houser

Ms. Baker

Mr. Danberg

Ms. Nguyen

November 13, 2023

Amendment No. 2 to Registration Statement on Form S-4

Background of the Business Combination

Negotiation Process with Cognos, page 92

1.	Comment: We note your revised disclosure in response to previous comment 26 that “Economics Partners used the “Asset Approach-Cost Method” and the “Option Pricing Method” in arriving at their valuation.” Please expand on this statement to briefly explain the two methods used as well as any material assumptions underlying the valuations.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 93 – 96 of Amendment No. 2 in response to the Staff’s comment to explain the “Asset Approach-Cost Method” and the “Option Pricing Method” as well as the material assumptions underlying the valuation of Cognos’ business.

2.	Comment: We note disclosures throughout this section that refer to review done by a “technical due diligence” team. Please revise to describe the work performed by the technical due diligence team and the members which compose of such team.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 97 – 98 of Amendment No. 2 in response to the Staff’s comment to clarify that (i) Eran Ron, Maoz Panker and Nahum Lyachovitsky comprised the Technical Due Diligence Team and (ii) the Technical Due Diligence Team conducted due diligence related to clinical solution aspects, system technical aspects and regulatory aspects of Cognos’ business.

Opinion of the Company’s Financial Advisor, page 98

3.	Comment: We note your response to previous comment 30 and re-issue the comment. Annex F to the Registration Statement still appears to be omitted. Please revise to include a copy of the full opinion.

Response: The Company acknowledges the Staff’s comment and has added Annex F to the Registration Statement in Amendment No. 2 in response to the Staff’s comment.

Discounted Cash Flow Analysis, page 102

4.	Comment: We note your response to prior comment 34 and the new disclosures related to the projections provided by Cognos management. Expand your disclosure to specifically describe all the referenced material assumptions, including the operating expenses and clinical budget provided by Cognos management.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 107 – 111 and 116 – 119 of Amendment No. 2 in response to the Staff’s comment to clarify that operating expenses are approximately $80.0 million for the years 2023, 2024 and 2025 and clinical budgets are $14.2 million, $17.1 million, and $10.3 million, respectively, and have described material assumptions.

Ms. Houser

Ms. Baker

Mr. Danberg

Ms. Nguyen

November 13, 2023

5.	Comment: Please explain how Cognos determined the potential market and how they used it to project revenue. To the extent Cognos relied on the third-party market study performed by MCRA, please clearly state this and explain any material assumptions underlying the estimates in the MCRA study.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 107 – 111 and 116 – 119 of Amendment No. 2 in response to the Staff’s comment. Additional details are included below:

Cognos relied on the third-party market study performed by MCRA in order to determine the potential market and project revenue. The MCRA study selected leptomeningeal carcinomatosis (“LC”), pancreatic cancer (“PC”), and glioblastoma multiforme (“GBM”) as target indications for SINNAIS, and established an estimated average per-device sales price of $15,000. The study involved a combination of (i) a comprehensive review of published literature with epidemiological data for each target indication and (ii) primary research on market penetration, as described below.

The total annual case counts for LC, PC and GBM were extracted from a list of the following publications. Payer mix data was sourced from the Healthcare Cost and Utilization Project (HCUPnet), provided by the Agency for Healthcare Research and Quality. MCRA applied relevant diagnosis-related group codes to extract the discharge percentages by payer type for LC, PC and GBM.

1.	Batool, A. & Kasi, A. Leptomeningeal Carcinomatosis. in StatPearls (StatPearls Publishing, 2021).

2.	Cancer of the Pancreas - Cancer Stat Facts. SEER https://seer.cancer.gov/statfacts/html/pancreas.html.

3.	Ostrom, Q. T. et al. CBTRUS Statistical Report: Primary Brain and Central Nervous System Tumors Diagnosed in the United States in 2006-2010. Neuro Oncol 15, ii1–ii56 (2013).

MCRA also conducted a web-based survey of a sample of 25 healthcare professionals, including oncologists, neurosurgeons, and interventional radiologists, with a principal aim of gaining an in-depth understanding of the prospective reception and utilization of SINNAIS. Based on the survey, MCRA estimated a mean time to broad adoption of approximately 2.5 years, with 15 out of 25 respondents indicating their intent to adopt the product, and 8 expressing interest in becoming advocates of SINNAIS.

These survey findings were used to establish market penetration rates that started at 0% and reached a targeted around 10% over a four-year period. These rates were projected over 10 years to show growth and as the technology penetrates the market.

Ms. Houser

Ms. Baker

Mr. Danberg

Ms. Nguyen

November 13, 2023

6.	Comment: Disclose the significant assumptions underlying projected revenue growth and explain why it is reasonable to include projections of ten years.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 107 – 111 and 116 – 119 of Amendment No. 2 in response to the Staff’s comment to disclose the significant assumptions underlying projected revenue growth and explain that ten years is reasonable because it is the industry standard for a DCF Analysis. Further details are provided below:

The projected revenue growth incorporates the following assumptions:

●	A 1% annual population growth rate in the U.S.

●	A consistent and increasing demand for SINNAIS, driven by a growing patient population and the assumption that healthcare providers will continue to seek innovative solutions.

●	No potential constraints related to supply or sales of SINNAIS.

●	No potential constraints related to Cognos’ capacity to effectively train healthcare providers to utilize SINNAIS (based on the assumption that adoption of SINNAIS will be driven by factors other than the availability of training).

MCRA’s rationale for projecting revenue growth over a ten-year period was its belief that healthcare technologies, particularly those dedicated to addressing critical medical conditions such as LC, PC and GBM, frequently navigate extended adoption and implementation timelines. These extended timelines arise from (i) extensive clinical trials and (ii) the process of integrating new technology into the healthcare system. MCRA believes that a ten-year projection horizon affords the opportunity for a thorough and holistic evaluation of SINNAIS’ technology's developmental path in this environment.

Ms. Houser

Ms. Baker

Mr. Danberg

Ms. Nguyen

November 13, 2023

Unaudited Pro Forma Condensed Combined Financial Information

Description of the Business Combination, page 137

7.	Comment: We note the expanded disclosures you provided in response to prior comments 6 and 40. Please further expand the disclosure to clarify the number of options and warrants outstanding as of the most recent balance sheet date that are in-the-money. Also, clarify what will happen with the outstanding options and warrants that are out-of-the-money, whether there are any remaining vesting conditions along with any accounting implications.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 150-151 to clarify the number of options and warrants outstanding as of the most recent balance sheet date that are in-the-money, what will happen to the outstanding options and warrants that are out-of-the-money, and whether there are any remaining vesting conditions along with the expected accounting treatment. We respectfully advise the Staff that each Cognos warrant or option (whether in-the-money or out-of-the-money) issued and outstanding immediately prior to Closing will be assumed by the Combined Company and converted into a warrant or option for shares of Combined Company Common Stock on the same terms and conditions as were applicable to such Cognos warrant or option immediately prior to Closing.

3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 150

8.	Comment: We note the expanded disclosures you provided in response to prior comment 50. Please further expand the disclosures to include the number of shares that are anti-dilutive by type of security. Refer to ASC 260-10-50-1.c. for guidance.

Response: The Company acknowledges the Staff’s comment and has added a footnote on page 163 to clarify that the 185,244 shares underlying the Cognos Options and the 47,811 shares underlying the Cognos Warrants are not included in the calculation of diluted loss per share since including the Cognos Options and Cognos Warrants in the calculation would have resulted in a higher per share amount.

Conflicts of Interest, page 167

9.	Comment: We note your response to previous comment 63 and your statement that “The conflict of interest described above did not prevent our directors and officers from presenting appropriate acquisition targets to Nocturne during our search for a company with which to complete a business combination.” Please also note whether this potential conflict of interest otherwise impacted your search for an acquisition target outside of presenting appropriate acquisition targets to Nocturne.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 179 of Amendment No. 2 in response to the Staff’s comment to clarify that this potential conflict of interest did not otherwise impact the Company’s search for an acquisition target.

Ms. Houser

Ms. Baker

Mr. Danberg

Ms. Nguyen

November 13, 2023

Information About Cognos

Business Strategy, page 181

10.	Comment: We note your revised disclosure in response to previous comment 58. Please expand on this disclosure to note the expected timing for the completion of the pre-clinical proof of concept animal study.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 193 of Amendment No. 2 in response to the Staff’s comment. The Staff is advised that the pre-clinical proof of concept animal study is expected to be completed by the third quarter of 2025.

Manufacturing, page 181

11.	Comment: We note your revised disclosure in response to previous comment 59. Please add risk factor disclosure regarding the fact that you are substantially dependent on third-parties for the raw materials that are incorporated into your pumps. Please file your agreement with the Fraunhofer Institute as an exhibit to the Registration Statement or explain why you are not required to do so.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 36 of Amendment No. 2 in response to the Staff’s comment. The agreement with the Fraunhofer Institute is filed as Exhibit 10.11 to the Registration Statement.

General

12.	Comment: We note the disclosure on page 181 that a third-party market study performed by MCRA, LLC and commissioned by Cognos estimated the combined treatment market for these three diagnoses in the United States at approximately $15.8 billion per year, comprised of approximately $6 billion for LC, approximately $8 billion for pancreatic cancer and approximately $1.8 billion for glioblastoma. Please include a consent of MCRA, LLC pursuant to Rule 436 of the Securities Act as an exhibit to your registration statement.

Response: The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, has removed the disclosure in question.

* * * * *

Ms. Houser

Ms. Baker

Mr. Danberg

Ms. Nguyen

November 13, 2023

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact me by phone at (215) 994 – 2621.

Sincerely,

/s/ Stephen M. Leitzell
Stephen M. Leitzell

cc:	Henry Monzon (Nocturne Acquisition Corporation) Yang Wang (Dechert LLP)